UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of November, 2015

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

CHINA ENTERPRISES LIMITED

SIGNATURE

ANNUAL GENERAL MEETING 2015 CIRCULAR

PROXY CARD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2015

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Title:	Yap, Allan Chairman

CHINA ENTERPRISES LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Office)

ANNUAL GENERAL MEETING

2015

Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited (“the Company”) to be held at 10:00 a.m. on December 22, 2015 (Hong Kong time) at Function Room 3, 3/F., The Mira Hong Kong, 118 Nathan Road, Tsimshatsui, Kowloon, Hong Kong is set out on page 4 of this circular.

Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to December 19, 2015 (Hong Kong time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

— i —

PART I

CORPORATE INFORMATION

CORPORATE INFORMATION

	ANNUAL GENERAL MEETING	REGISTRAR, TRANSFER AGENT

Date and time:	December 22, 2015	Bermuda:
	at 10:00 a.m.	MUFG Fund Services (Bermuda) Limited
	(Hong Kong time)	The Belvedere Building
Venue:	Function Room 3, 3/F	69 Pitts Bay Road
	The Mira Hong Kong	Pembroke HM08
	118 Nathan Road	Bermuda
Tsimshatsui
	Kowloon	United States:
Hong Kong
Address:
	TRADING VENUE	Computershare Trust Company, N.A.
P.O. Box 30170
	OTC Securities Marketplace	College Station, TX 77842-3170
Trading Symbol: CSHEF
Private Couriers/Registered Mail:
	PRINCIPAL PLACE OF BUSINESS	Computershare Trust Company, N.A.
211 Quality Circle, Suite 210
	25th Paul Y. Centre	College Station, TX 77845
51 Hung To Road, Kwun Tong
	Kowloon, Hong Kong	Computershare Phone #:
	Telephone: (852) 3151-0300	Domestic: (800) 368-5948
	Fax: (852) 2542-0298	International: (201) 680-6578

	REGISTERED OFFICE	Questions & Inquiries via
Computershare’s Website:
	Clarendon House	http://www.computershare.com
	2 Church Street	Hearing Impaired #: TDD: 1-800-952-9245
Hamilton HM 11
	Bermuda	PUBLIC RELATIONS

	OFFICIAL WEBSITE	Pristine Advisers LLC
8 Walnut Ave E
	http://www.chinaenterpriseslimited.com	Farmingdale, NY11735
Telephone: (631) 756-2486
	COUNSEL	Fax: (646) 478-9415

Conyers Dill & Pearman
	2901 One Exchange Square	FORM 20-F
8 Connaught Place
	Central	Form 20-F for China Enterprises Limited
	Hong Kong	is available on the U.S. Securities and
	Telephone: (852) 2524-7106	Exchange Commission’s website at
	Fax: (852) 2845-9268	www.sec.gov after its filing with the U.S.
Securities Exchange Commission.
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Crowe Horwath (HK) CPA Limited
9/F Leighton Centre
77 Leighton Road
Causeway Bay, Hong Kong
Telephone: (852) 2894-6888
Fax: (852) 2895-3752

PART II

NOTICE OF 2015

ANNUAL GENERAL MEETING

NOTICE OF 2015 ANNUAL GENERAL MEETING

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

Principal Place of Business:

25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Registered Office:

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

To the Shareholders of

China Enterprises Limited:

The annual general meeting of China Enterprises Limited (“the Company”) is called and will be held at 10:00 a.m. on December 22, 2015 at Function Room 3, 3/F., The Mira Hong Kong, 118 Nathan Road, Tsimshatsui, Kowloon, Hong Kong (“Annual General Meeting”), for the following purposes:

(1)	To re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration:

Dr. Yap, Allan

Ms. Chan Ling, Eva

Mr. Lien Kait Long

Ms. Dorothy Law

Mr. Richard Whittall

Mr. Sin Chi Fai;

(2)	To consider and adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2014; and

(3)	To re-appoint Crowe Horwath (HK) CPA Limited as the independent registered public accounting firm for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine its remuneration.

Only shareholders of record at the close of business on October 30, 2015 are entitled to attend and to vote at the Annual General Meeting.

It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.

We thank you for your assistance and appreciate your cooperation.

By order of the Board of Directors
Yap, Allan
Chairman

November 18, 2015

PART III

PROXY STATEMENT

PROXY STATEMENT

CHINA ENTERPRISES LIMITED

(incorporated in Bermuda with limited liability)

The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The report of the independent registered public accounting firm and the audited consolidated financial statement for the year ended December 31, 2014 is enclosed with this Proxy Statement.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the Directors’ remuneration. All nominees are currently Directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

Name	Age	Position	Employed
			Since
Yap, Allan	60	Chairman of the Board of the Company	2001
Chan Ling, Eva	50	Deputy Chairman of the Board of the Company	2004
Lien Kait Long	67	Director	1999
Dorothy Law	46	Director	2000
Richard Whittall	56	Independent Director	2000
Sin Chi Fai	56	Independent Director	2010

Compensation of Directors and Officers

For the year ended December 31, 2014, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, was US$107,660 (2013: US$107,890). No bonus has been paid for the year ended December 31, 2014.

Required Vote

The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the Directors’ remuneration.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorizing the Board of Directors to determine the Directors’ remuneration.

`

PROXY STATEMENT

PROPOSAL NO. 2

ADOPTION OF THE REPORT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM AND 2014 FINANCIAL STATEMENTS

The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2014 and the same will be presented at the Annual General Meeting for the shareholders’ consideration and adoption. The shareholders will be asked to approve adoption of the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2014 at the Annual General Meeting.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to adopt the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2014.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROPOSAL NO. 3

RE-APPOINTMENT OF CROWE HORWATH (HK) CPA LIMITED AS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. The Board of Directors recommended that Crowe Horwath (HK) CPA Limited be re-appointed as independent registered public accounting firm of the Company for a term expiring at the next annual general meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. The aggregate fees billed by Crowe Horwath (HK) CPA Limited for the fiscal year ended December 31, 2014 was HK$600,000. Accordingly, the shareholders will be asked to approve such re-appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the re-appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.

The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO DECEMBER 19, 2015 (HONG KONG TIME) FOR ACTION TO BE TAKEN.

By order of the Board of Directors
Yap, Allan
Chairman

November 18, 2015

PART IV

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(g) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

Crowe Horwath (HK) CPA Limited

Hong Kong, China

November 6, 2015

PART V

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(1,708)	(1,762)	(2,148)	(346)
Non-operating income (expenses):
Dividend income	—	—	3,866	623
Interest income	164	145	137	22
Interest expense	(916)	(534)	(552)	(89)
Net realized gain on investments	1,330	—	919	148
Unrealized gain (loss) on trading securities still held at the balance sheet date	4,541	12,165	(4,045)	(652)
Others	10	—	—	—
Exchange loss	(490)	(76)	(667)	(108)

Profit (loss) before income tax	2,931	9,938	(2,490)	(402)
Income tax expense (note 6)	—	—	—	—

Net income (loss)	2,931	9,938	(2,490)	(402)

Other comprehensive income, net of tax
Foreign currency translation adjustment	(3,548)	(14,217)	11,328	1,826
Available-for-sale investment securities:
Change in unrealized (losses) gains	—	7,041	(1,377)	(222)

Net change	(3,548)	(7,176)	9,951	1,604

Total comprehensive income (loss)	(617)	2,762	7,461	1,202

Earnings (loss) per common share
Basic and diluted	0.33	1.10	(0.28)	(0.04)

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

—   12 —

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2013	2014	2014
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	440,164	452,956	73,003
Prepaid expenses and other current assets	149	149	24
Other receivables (note 3)	7,682	8,527	1,374
Due from related parties (note 11)	401	322	52
Trading securities (notes 4 and 8)	36,569	30,632	4,937

Total current assets	484,965	492,586	79,390
Deposits paid for acquisition of investments (note 5)	127,278	127,278	20,513
Available-for-sale securities (notes 4 and 8)	20,630	19,737	3,181
Other assets	6	6	1

Total assets	632,879	639,607	103,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 11)	287	—	—
Payables to securities brokers (note 12)	5,328	4,881	786
Accrued liabilities	2,519	2,119	341
Other taxes payable	2,753	2,753	444
Income taxes payable	22,095	22,496	3,626

Total current liabilities	32,982	32,249	5,197

Total liabilities	32,982	32,249	5,197

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2013	2014	2014
	Rmb	Rmb	US$
Commitments and contingencies (note 9)
Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding (note 7)	770	770	124
Additional paid-in capital	1,000,958	1,000,958	161,325
Accumulated other comprehensive losses	(27,169)	(17,218)	(2,775)
Accumulated deficit	(374,662)	(377,152)	(60,786)

Total shareholders’ equity	599,897	607,358	97,888

Total liabilities and shareholders’ equity	632,879	639,607	103,085

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Common stock	Common stock	Additional paid-in capital	Accumulated other compre- hensive (losses) income	Accumulated deficit	Total
	Number	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2012	9,017,310	770	1,000,958	(16,445)	(387,531)	597,752
Net income	—	—	—	—	2,931	2,931
Foreign currency translation adjustment	—	—	—	(3,548)	—	(3,548)

Balance at December 31, 2012	9,017,310	770	1,000,958	(19,993)	(384,600)	597,135
Net income	—	—	—	—	9,938	9,938
Foreign currency translation adjustment	—	—	—	(14,217)	—	(14,217)
Unrealized gain on available-for-sale securities	—	—	—	7,041	—	7,041

Balance at December 31, 2013	9,017,310	770	1,000,958	(27,169)	(374,662)	599,897
Net loss	—	—	—	—	(2,490)	(2,490)
Foreign currency translation adjustment	—	—	—	11,328	—	11,328
Unrealized loss on available-for-sale securities	—	—	—	(1,377)	—	(1,377)

Balance at December 31, 2014	9,017,310	770	1,000,958	(17,218)	(377,152)	607,358

Balance at December 31, 2014 (in US$)		124	161,325	(2,775)	(60,786)	97,888

See accompanying notes to consolidated financial statements.

—  15  —

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	2,931	9,938	(2,490)	(402)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) on investments	(1,330)	—	(919)	(148)
Unrealized (gain) loss on trading securities still held at the balance sheet date	(4,541)	(12,165)	4,045	652
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	130	5	—	—
Other payables	86	(290)	—	—
Accrued liabilities	(2,106)	(660)	(400)	(64)

Net cash (used in) provided by operating activities	(4,830)	(3,172)	236	38

Cash flows from investing activities:
(Advances to) repayment from an unrelated party	234	6,938	(628)	(101)
Decrease in due from related parties	13,260	1,008	88	14
Purchases of trading securities	(4,787)	—	—	—
Proceeds from trading securities	10,946	—	2,851	459
Increase (decrease) in payables to securities brokers	(14,833)	385	(447)	(72)

Net cash provided by investing activities	4,820	8,331	1,864	300

—   16    —

CONSOLIDATED STATEMENTS OF CASH FLOWS —   CONTINUED

(Amounts in thousands)

	Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
Cash flows used in financing activities:
Changes in due to related parties	(1,736)	(70,117)	(292)	(47)

Net cash used in financing activities	(1,736)	(70,117)	(292)	(47)

Effect of exchange rate change	(4,297)	(12,429)	10,984	1,770

Net increase (decrease) in cash and cash equivalents	(6,043)	(77,387)	12,792	2,061
Cash and cash equivalents, beginning of year	523,594	517,551	440,164	70,942

Cash and cash equivalents, end of year	517,551	440,164	452,956	73,003

Supplemental schedule of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	916	534	552	89

See accompanying notes to consolidated financial statements.

—   17    —

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Marketplace in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2014, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding) and Whole Good Limited (“Whole Good”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

Based in Hong Kong, the Company has historically been engaged in tire manufacturing, trading and related businesses, and actively participated in the management of China-based companies in a variety of industries for strategic operating purposes.

As of January 1, 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Following the disposal of all of its interest in the tire business in 2011, the Company had no revenue producing businesses and began actively seeking new investment opportunities, including entering into an agreement through its wholly owned subsidiary to purchase a 40% equity interest in Million Cube Limited (“Million Cube”) in 2012. Million Cube has acquired a 45% equity interest and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that is developing a golf course, hotel and resort complex at Sanya City in the PRC.

The transaction was completed in March 2015 after the Company’s wholly-owned subsidiary had obtained all necessary governmental and other consents. Following the closing of the transaction and pursuant to the Agreement, the Company has the right to appoint one director to Million Cube’s board of directors, in order to exercise influence over the financial and operating decisions of the golf resort business.

The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees for financial returns.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(c)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

(d)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(e)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gain or losses.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2013 and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(f)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(g)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statements of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.2046, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(h)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2012, 2013 and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of deposits paid for acquisition of investments and available-for-sale securities, and valuation allowances for deferred tax assets.

(j)	Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the consolidated statements of operations.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, and amounts due from related parties. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

(k)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

(l)	Recently Issued Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not expect ASU 2014-08 to have a significant impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(l)	Recently Issued Accounting Pronouncements — continued

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which clarifies and improves the principles for recognizing revenue and develops a common revenue standard for United States generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS) that among other things, improves comparability of revenue recognition practices and provides more useful information to users of financial statements through improved disclosure requirements. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company does not expect ASU 2014-09 to have a significant impact on its revenue recognition.

In June 2014, the FASB issued ASU 2014-12, “Compensation — Stock Compensation (Topic 718)” which provides explicit guidance on the treatment of awards with performance targets that could be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guideline is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	OTHER RECEIVABLES

Other receivables as of December 31, 2013 and 2014 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in March 2015.

4.	INVESTMENTS

	2013	2014	2014
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	78,291	73,531	11,851
Unrealized gains	4,098	936	151
Unrealized losses	(45,820)	(43,835)	(7,065)

Total at fair value	36,569	30,632	4,937

Equity securities listed in Hong Kong	19,433	11,602	1,870
Equity securities listed in Singapore	17,136	19,030	3,067

Total	36,569	30,632	4,937

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	13,697	14,023	2,260
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	13,697	14,023	2,260
Unrealized gains	7,041	5,664	913
Exchange differences	(108)	50	8

Total at fair value	20,630	19,737	3,181

As of the end of reporting period, the Company considers the declines in market value of its marketable securities in its investment portfolio not to be other than temporary in nature and no impairment is recorded. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. No impairment loss was recognized for the years presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	DEPOSITS PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith, a direct, wholly-owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008.

On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 have been paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale Hotel Holdings Limited (“Rosedale”), which matured on July 7, 2011 and accrued interest that totaled HK$73,800 or Rmb59,778 and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in the BVI from the third party vendor at a consideration of HK$200,000 or approximately US$25,600.

The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company if the Company is not satisfied with the conditions precedent as stated in the Agreement. The transaction was completed in March 2015. As of December 31, 2013 and 2014, Million Cube was held 51% by the third party vendor and 49% by a company listed in Singapore, the chairman of which is Dr Allan Yap, the chairman, chief executive director and a director of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

5.	DEPOSITS PAID FOR ACQUISITION OF INVESTMENTS — continued

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC.

After the completion of Wealth Faith’s purchasing of 40% equity interests in Million Cube, Wealth Faith has a right to appoint one director to Million Cube’s board of directors. With the director’s nomination right and the 40% equity interests in Million Cube, the Company considers that they have significant influence in management decisions of Million Cube. Accordingly, the Company adopts equity method to account for the investment. In addition, since Million Cube has 45% of the issued capital and corresponding shareholder loans of Paragon; the Company, through the investments, effectively held approximately 18% of equity interests in Paragon after the completion of its purchasing of 40% equity interests in Million Cube.

ITC Properties retained a 55% equity interest in Paragon, then reduced its interest to 36.5% in February 2014 and further reduced it to 11% in April 2014.

6.	INCOME TAXES

The components of profit (loss) from operations before income tax are as follows:

	Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
The PRC	—	—	—	—
All other jurisdictions	2,931	9,938	(2,490)	(402)

	2,931	9,938	(2,490)	(402)

Income tax expense consists of:

Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
Current	—	—	—	—
Deferred	—	—	—	—

	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

Bermuda

The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

British Virgin Islands (“BVI”)

The Company has certain of its subsidiaries incorporated under the laws of the BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

The tax positions for the years 2007 to 2014 may be subject to examination by the Hong Kong tax authorities.

PRC

The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2013 and 2014, there is no interest and penalties related to uncertain tax positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2013	2014	2014
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	20,502	21,230	3,422
Valuation allowances	(20,502)	(21,230)	(3,422)

	—	—	—

Movement in valuation allowance:

	2013	2014	2014
	Rmb	Rmb	US$
At the beginning of the year	21,949	20,502	3,304
Current year movement	(1,447)	728	118

At the end of the year	20,502	21,230	3,422

The Group has total tax operating loss carry forwards of RMB124,257 and RMB128,664 as of December 31, 2013 and 2014, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INCOME TAXES — continued

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2012	2013	2014
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(24.3%)	(5.4%)	1.7%
Change in valuation allowance	7.8%	(11.1%)	(18.2%)

Effective tax rate	—	—	—

7.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, there are 20,000,000 shares of authorized Supervoting Common Stock. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company on June 23, 1993.

The Company subsequently redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share and in September 2006, the Company converted the remaining outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2013 and 2014.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8. FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820 “Fair Value Measurement and Disclosures” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENTS — continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014:

	Quoted prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2013
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	2,540	—	—	2,540
— Gaming, entertainment and tourist-related	6,171	—	—	6,171
— Property development and investment	8,824	—	—	8,824
— Others	1,898	—	—	1,898

	19,433	—	—	19,433

— Equity securities listed in Singapore
— Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	17,136	—	—	17,136

	36,569	—	—	36,569

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operations	20,630	—	—	20,630

Total	57,199	—	—	57,199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENTS — continued

	Quoted prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2014
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
— Equity securities listed in Hong Kong
— Hotel operations	2,429	—	—	2,429
— Gaming, entertainment and tourist-related	3,301	—	—	3,301
— Property development and investment	5,872	—	—	5,872
— Others	—	—	—	—

	11,602	—	—	11,602

— Equity securities listed in Singapore
— Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	19,030	—	—	19,030

	30,632	—	—	30,632

Available-for-sale securities:
— Equity securities listed in Hong Kong
— Hotel operations	19,737	—	—	19,737

Total	50,369	—	—	50,369

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2013 or 2014.

10.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2012, 2013 and 2014.

(b)	Profit appropriation

As of December 31, 2013 and 2014, the Company had no distributable reserves.

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

Due from/to Related Parties

	2013	2014	2014
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	87	—	—
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group) (note 1)	312	320	51

	401	322	52

Due to:
CSH[1] and its subsidiaries	287	—	—

1	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH until June 1, 2014 and the managing director of Rosedale.

As of December 31, 2013 and 2014, the Company held a 7.4% equity interest of Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively. Dr. Allan Yap is the chairman, chief executive director and a director of the Company. He is appointed as the chairman of Rosedale with effect from December 30, 2014.

As of December 31, 2013 and 2014, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

12.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2013 and 2014, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 13).

13.	PLEDGE OF ASSETS

As of December 31, 2013 and 2014, trading and available-for-sale securities amounting to Rmb54,769 and Rmb48,045 (US$7,743) are collateralized to secure the security trading margin facilities of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

14.	CONCENTRATION OF CREDIT RISK

As of December 31, 2013 and 2014, approximately 99.6% and 99.1% respectively of the Company’s cash is maintained with one bank within Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3million (approximately RMB590,000) per depositor if a bank becomes bankrupt. The Company has not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

15.	MARKET RATE RISK

On August 11, 2015, the PBOC has cut the RMB’s reference rate by 1.9 percent, sparking the sharpest fall in the currency since the dollar peg ended a decade ago. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. The PBOC also said it will keep the currency stable at a reasonable level.

16.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

China Enterprises Limited
IMPORTANT ANNUAL MEETING INFORMATION
This proxy must be received on or prior to December 19, 2015
10 a.m. (Hong Kong Time) for action to be taken
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X
Annual Meeting Proxy Card
PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
A Proposals — The Board recommends a vote FOR all nominees, and FOR Proposals 2 and 3.
1. Re-elect each of the following six directors for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine the Directors’ remuneration:
For Against Abstain
For Against Abstain
For Against Abstain +
01 – Allan Yap 02 – Chan Ling, Eva 03 – Lien Kait Long
04 – Dorothy Law 05 – Richard Whittall 06 – Sin Chi Fai
For Against Abstain
For Against Abstain
2. Adopt the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2014.
3. Re-appoint Crowe Horwath (HK) CPA Limited as the independent registered public accounting firm for a term expiring at the next annual general meeting and to authorize the Board of Directors to determine its remuneration.
B Non-Voting Items
Change of Address — Please print your new address below.
Comments — Please print your comments below.
Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting.
C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.
Date (mm/dd/yyyy) — Please print date below.
Signature 1 — Please keep signature within the box.
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1UP X + 027B3C

2015 Annual Meeting
2015 Annual Meeting of
China Enterprises Limited Shareholders December 22, 2015, 10 a.m. Hong Kong Time
Function Room 3, 3/F., The Mira Hong Kong, 118 Nathan Road, Tsimshatsui, Kowloon, Hong Kong
PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
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Proxy — China Enterprises Limited
Notice of 2015 Annual Meeting of Shareholders
Proxy Solicited by Board of Directors for Annual Meeting – December 22, 2015
Chairman of the Meeting or ________________(name) of ______________________(address), or any of them, each with the power of substitution, are hereby authorized to represent and vote all / ______ shares of China Enterprises Limited registered in the name of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of China Enterprises Limited to be held on December 22, 2015 or at any postponement or adjournment thereof.
Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees, and FOR Proposals 2 and 3.
In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.
(Items to be voted appear on reverse side.)
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